200 Peach Street (71730)
P O Box 7000
El Dorado, AR 71731-7000
(870) 862-6411
FAX (870) 864-6371
December 22, 2010

Securities and Exchange Commission

Mr. H. Roger Schwall, Assistant Director

Division of Corporation Finance

100 F Street NE – Mail Stop 4628

Washington, D.C. 20549-4628

Re:	Murphy Oil Corporation
Form 10-K for the Fiscal Year Ended December 31, 2009
Filed February 26, 2010
Response Letter Dated December 16, 2010
File No. 1-08590

Dear Mr. Schwall:

In reference to your SEC inquiry letter to Murphy Oil Corporation dated December 16, 2010, and as discussed with Mr. Douglas Brown, Murphy Oil requests an extension until January 14, 2011 to provide its reply. Certain key staff members are unavailable during late December due to the holiday season. Thank you for your consideration of this matter.

Sincerely,

/s/ John W. Eckart
John W. Eckart
Vice President and Controller

JWE/mt